

SEC~~U~~   08028334   ~~ISS~~ION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING ___12/31/07___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Growth Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___One Rockefeller Plaza, 30th Floor, Suite 3002___
(No. and Street)

New York   NY   10020
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___James E. Gaffney___   (212) 218-7482
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___McLaren & Co., P.C.___
(Name – if individual, state last, first, middle name)

___504 Corporate Drive West___   ___Langhorne___   ___PA___   ___19047___
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __James E. Gaffney__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Capital Growth Securities LLC__ , as of __December 31__ , 20 __07__ , are true and correct. 1 further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

_____

_____

Sworn to and subscribed before me
On __21__ day of __FEB__ 20 __08__.

_____
Signature

__Managing Member__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

McLaren & Co., P.C.

Certified Public Accountants

Robert H. McLaren, CPA
Theresa B. McLaren, CPA

LUXEMBOURG CORPORATE CENTER
504 CORPORATE DRIVE WEST
LANGHORNE, PA 19047

VOICE: (215) 579-1260
FAX: (215) 579-1363
EMAIL: mclarco@aol.com
www.mclarencpa.com

Memberships:
American Institute of CPAs
Pennsylvania Institute of CPAs
New Jersey Society of CPAs

INDEPENDENT AUDITOR'S REPORT

To the Members of
Capital Growth Securities LLC:

We have audited the accompanying statement of financial condition of Capital Growth Securities LLC (a Delaware limited liability company) as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Capital Growth Securities LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McLaren & Co., P.C.

February 26, 2008

Capital Growth Securities LLC

Statement of Financial Condition

As of December 31, 2007

ASSETS:

Cash and Cash Equivalents	$ 293,573
Accounts Receivable	4,439,812
Other Receivables	35,000
Prepaid Fees	12,283
Total Assets	$4,780,668

LIABILITIES AND MEMBERS' EQUITY:

LIABILITIES

Accounts Payable and Accrued Expenses	$ 220,426
Deferred Income Taxes	177,612
Total Liabilities	398,038
MEMBERS' EQUITY	4,382,630
Total Liabilities and Members' Equity	$4,780,668

See accompanying notes

Capital Growth Securities LLC

Statement of Income

For the Year Ended December 31, 2007

Revenues:	
Consulting Fees	$ 6,968,674
Other Income	35,000
Interest Income	12,527
Total Revenues	7,016,201
Expenses:	
Consulting and Administrative Fees	1,303,700
Legal and Professional Fees	28,299
Regulatory Fees	9,565
Miscellaneous	1,926
Total Expenses	1,343,490
Income before Income Taxes	5,672,711
Income Taxes	235,956
Net Income	$ 5,436,755

See accompanying notes

Capital Growth Securities LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2007

	Members' Equity
Balance at January 1, 2007, as previously reported	$ 5,730,863
Prior Period Adjustment	(318,789)
Balance at January 1, 2007, as restated	5,412,074
Net Income	5,436,755
Distributions to Members	(6,466,199)
Balance at December 31, 2007	$ 4,382,630

See accompanying notes

Capital Growth Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2007

Cash Flows from Operating Activities:	
Net Income	$ 5,436,755
Deduct Deferred Income Tax Benefit	(43,158)
Decrease in Accounts Receivable	1,113,939
Increase in Other Receivables	(35,000)
Increase in Prepaid Fees	(6,177)
Increase in Accounts Payable and Accrued Expenses	97,907
Net Cash Flows from Operating Activities	6,564,266
Cash Flows from Financing Activities:	
Cash Distributions to Members	(6,466,199)
Net Cash Flows from Financing Activities	(6,466,199)
Increase in Cash and Cash Equivalents	98,067
Cash and Cash Equivalents, beginning of year	195,506
Cash and Cash Equivalents, end of year	$ 293,573

Supplemental Cash Flow Data:

Income Taxes Paid	$ 181,207
Interest Paid	$ -

See accompanying notes

Capital Growth Securities LLC

Notes to Financial Statements
For the Year Ended December 31, 2007

1. Organization
Capital Growth Securities LLC is a broker/dealer and a member of the National Association of Securities Dealers, Inc. The company's primary business is to provide consulting services to investment management firms relating to the business development efforts of those firms.

2. Accounting Principles and Policies
Cash and cash equivalents
For purposes of preparing the statement of cash flows, unrestricted currency and money market accounts are considered cash and cash equivalents.

Accounts receivable
Management believes that all accounts receivable as of December 31, 2007 are fully collectible. Therefore, no allowance for doubtful accounts is necessary.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

The Company earns its revenue by generating consulting fee income from providing business development advice to money management companies. The Company does not always know the amount of its earnings in the period from when these arrangements occur until when the fees are paid. Management has estimated the amount of fees earned through December 31, 2007 based upon the information available as of the preparation of these financial statements. Actual results could differ materially from those estimates.

Income taxes
As a limited liability company, the company is not a taxpaying entity for federal or state income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the company is taxed to the members on their individual tax returns. The Company is subject to the New York City Unincorporated Business Tax.

Certain items of income and expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes, primarily cash versus accrual basis accounting, resulting in deferred income taxes.

(continued)

3. Concentrations of Risk

In the year ended December 31, 2007, one of the Company's clients accounted for more than 96% of the Company's consulting revenue.

The Federal Deposit Insurance Corporation insures up to $100,000 of deposits maintained at any one financial institution. During the year, the Company's deposit balance exceeded insured levels based on bank records on a number of occasions.

4. Related Party Transactions

During 2007, the Company purchased consulting and administrative services in the amount of $1,275,000 from other companies owned by its members.

5. Correction of Error

In 2007, the Company determined that it is subject to the New York City Unincorporated Business Tax. As a result, the Company paid $72,242 of tax for the 2006 tax year, as well as incurred $25,777 of interest and penalty. The Company also recorded a deferred tax liability of $220,770 as of December 31, 2006. The result of this adjustment was a reduction in members' equity of $318,789 as of December 31, 2006.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1. At December 31, 2007, the Company had net capital of $73,147, which was $46,611 in excess of its required net capital of $26,536. The company's aggregate indebtedness to net capital ratio was 3.01 to 1 at December 31, 2007.

Capital Growth Securities LLC

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of December 31, 2007

Schedule I

Capital Growth Securities LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2007

NET CAPITAL

Total Members' Equity	$ 4,382,630
Add: Other (deductions) or allowable credits - Deferred income taxes payable	177,612
Total capital and allowable subordinated liabilities	4,560,242
Deductions and/or charges:	
A. Non-allowable assets	
Receivables from clients	(4,439,812)
Other receivables	(35,000)
Prepaid fees	(12,283)
Total non-allowable assets	(4,487,095)
Net capital	$ 73,147

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 220,426

Schedule I
(continued)

Capital Growth Securities LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	26,536
Minimum dollar net capital required	$	5,000
Net capital required	$	26,536
Excess net capital at 1500%	$	46,611
Excess net capital at 1000%	$	51,104
Percentage of aggregate indebtedness to net capital		301.35%

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in company's Part II (Unaudited) FOCUS report	$	171,006
Net audit adjustments		(97,859)
Net capital per above	$	73,147

The company is exempt from the provisions of SEC rule 15c3-3 in
accordance with paragraph (k)(2)(i). The company does not carry any
security accounts for its clients.

Capital Growth Securities LLC

Schedule II

Not applicable.

Schedule III

Not applicable.

Schedule IV

Not applicable.

Capital Growth Securities LLC

Computation for Determination of Reserve Requirements
for Brokers and Dealers
Pursuant to Rule 15c3-3
as of December 31, 2007

Capital Growth Securities LLC is exempt from the provision of Rule 15c3-3 under Section (k)(2)(i) of the Securities Exchange Act of 1934, because it meets the exceptions provided within Section (k)(2)(i).

McLaren & Co., P.C.

Certified Public Accountants

Robert H. McLaren, CPA
Theresa B. McLaren, CPA

LUXEMBOURG CORPORATE CENTER
504 CORPORATE DRIVE WEST
LANGHORNE, PA 19047

VOICE: (215) 579-1260
FAX: (215) 579-1363
EMAIL: mclarco@aol.com
www.mclarencpa.com

Memberships:
American Institute of CPAs
Pennsylvania Institute of CPAs
New Jersey Society of CPAs

Mr. James E. Gaffney, Managing Member
Capital Growth Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Capital Growth Securities LLC (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

(continued)

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McLaren & Co., P.C.

February 26, 2008

END